Exhibit 8.1

PRINCIPAL SUBSIDIARIES OF YANDEX N.V.

Name of Subsidiary(1)	Jurisdiction of Organization
YANDEX LLC	Russia
Foodtech & Delivery Ops B.V.	The Netherlands
MLU B.V. (2)	The Netherlands
Yandex Media Services B.V.	The Netherlands
Yandex.Technologies LLC	Russia

(1) Directly or indirectly held

(2) Yandex N.V. owns a 68.3% interest